SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

National General Holdings Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

636220 303

(CUSIP Number)

Michael Karfunkel

c/o National General Holdings Corp.

59 Maiden Lane, 38th Floor

New York, NY 10038

(212) 380-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 26 Pages)

CUSIP No. 636220 303	13D	Page 2 of 26 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael Karfunkel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,593,308
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,593,308
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,593,308
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.94%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 636220 303	13D	Page 3 of 26 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Leah Karfunkel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,961,262
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 32,961,262
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,961,262
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.26%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 636220 303	13D	Page 4 of 26 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) AmTrust International Insurance, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,153,928
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,153,928
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,153,928
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.84%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 636220 303	13D	Page 5 of 26 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) AmTrust Insurance Company of Kansas, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 52,514
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 52,514
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,514
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 636220 303	13D	Page 6 of 26 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Associated Industries Insurance Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 309,976
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 309,976
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 309,976
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.29%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 636220 303	13D	Page 7 of 26 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Comp Options Insurance Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 205,123
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 205,123
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,123
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.19%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 636220 303	13D	Page 8 of 26 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) CorePointe Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 225,368
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 225,368
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 225,368
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.21%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 636220 303	13D	Page 9 of 26 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) First Nonprofit Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 218,323
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 218,323
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 218,323
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.21%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 636220 303	13D	Page 10 of 26 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Developers Surety and Indemnity Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Iowa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 210,902
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 210,902
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 210,902
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.20%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 636220 303	13D	Page 11 of 26 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Indemnity Company of California
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,702
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,702
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,702
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 636220 303	13D	Page 12 of 26 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Milwaukee Casualty Insurance Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 52,098
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 52,098
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,098
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 636220 303	13D	Page 13 of 26 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Security National Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,098,674
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,098,674
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,098,674
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.04%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 636220 303	13D	Page 14 of 26 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sequoia Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 388,063
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 388,063
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 388,063
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.37%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 636220 303	13D	Page 15 of 26 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sequoia Indemnity Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,595
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 35,595
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,595
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 636220 303	13D	Page 16 of 26 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Technology Insurance Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Hampshire
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,573,998
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,573,998
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,573,998
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.49%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 636220 303	13D	Page 17 of 26 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Wesco Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,744,166
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,744,166
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,744,166
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.65%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 636220 303	13D	Page 18 of 26 Pages

Item 1.	Security and Issuer

This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of National General Holdings Corp., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 59 Maiden Lane, 38th Floor, New York, New York 10038.

Item 2.	Identity and Background

(a)	This statement is filed by Michael Karfunkel, Leah Karfunkel and the following entities, all of which are direct or indirect subsidiaries of AmTrust Financial Services, Inc. (“AFSI”): AmTrust International Insurance, Ltd. (“AII”), AmTrust Insurance Company of Kansas, Inc. (“AICK”), Associated Industries Insurance Company, Inc. (“AIIC”), Comp Options Insurance Company, Inc. (“COIC”), CorePointe Insurance Company (“CIC”), First Nonprofit Insurance Company (“FNIC”), Developers Surety and Indemnity Company (“DSI”), Indemnity Company of California (“ICC”), Milwaukee Casualty Insurance Co. (“MCIC”), Security National Insurance Company (“SNIC”), Sequoia Insurance Company (“SEQ”), Sequoia Indemnity Company (“SIC”), Technology Insurance Company, Inc. (“TIC”) and Wesco Insurance Company (“WIC”), collectively, the “Group”. AII is a wholly-owned subsidiary of AFSI. AIIC is a wholly-owned subsidiary of AmTrust North America of Florida, Inc. (“ANAF”). DSI is a wholly-owned subsidiary of Insco Insurance Services, Inc. (“INSCO”). ICC is a wholly-owned subsidiary of DSI. SIC is a wholly-owned subsidiary of SEQ. The remaining corporations in the Group are wholly-owned subsidiaries of AFSI. The name of each director and executive officer of the Group members that are corporate entities, ANAF and INSCO, and each director, executive officer and controlling person of AFSI are listed on Schedule I hereto.

(b)	The business address for Michael Karfunkel and Leah Karfunkel is c/o National General Holdings Corp., 59 Maiden Lane, 38th Floor, New York, NY 10038.

The places of organization and business addresses for the remainder of the Group members, AFSI, ANAF and INSCO are as follows:

AII (Bermuda): 7 Reid Street, Suite 400, Hamilton HM 11, Bermuda

AICK (Kansas): 12790 Merit Drive, Suite 200, Dallas, TX 75251

AIIC (Florida): 903 N.W. 65th Street, Suite 300, Boca Raton, FL 33487-2864

CIC (Michigan): Suite 30, 401 S. Old Woodward Avenue, Birmingham, MI 48009

COIC (Florida): 5011 Gate Parkway, Building 100, Suite 100, Jacksonville, FL 32256

FNIC (Delaware): 1 S. Wacker Drive, Suite 2380, Chicago, IL 60606

DSI (Iowa): 17771 Cowan, Suite 100, Irvine, CA 92623-9725

ICC (California): 17771 Cowan, Suite 100, Irvine, CA 92623-9725

MCIC (Wisconsin): 400 S. Executive Drive, Suite 150, Brookfield, WI 53005

SNIC (Delaware): 12790 Merit Drive, Suite 200, Dallas, TX 75251

SEQ (California): 31 Upper Ragsdale, Monterey, CA 93940

SIC (Nevada): 31 Upper Ragsdale, Monterey, CA 93940

TIC (New Hampshire): 59 Maiden Lane, 43rd Floor, New York, NY 10038

WIC (Delaware): 59 Maiden Lane, 43rd Floor, New York, NY 10038

AFSI (Delaware): 59 Maiden Lane, 43rd Floor, New York, NY 10038

ANAF (Florida): 903 N.W. 65th Street, Suite 300, Boca Raton, FL 33487-2864

INSCO (California): 17771 Cowan, Suite 100, Irvine, CA 92623-9725

CUSIP No. 636220 303	13D	Page 19 of 26 Pages

The business addresses of each director and executive officer of the Group members that are corporate entities, and each director, executive officer and controlling person of AFSI, ANAF and INSCO are listed on Schedule I hereto.

(c)	Michael Karfunkel is chairman, president and chief executive officer of the Issuer. Leah Karfunkel is co-trustee of the Michael Karfunkel Family 2005 Trust (the “Family Trust”). AII is a corporation that reinsures the underwriting activities of AFSI’s insurance subsidiaries. The remaining members of the Group are insurance companies. AFSI is an insurance holding company. ANAF is an insurance services company. INSCO is an underwriting manager. The principal occupation or employment of each director and executive officer of the Group members that are corporate entities and each director, executive officer and controlling person of AFSI, ANAF and INSCO are listed on Schedule I hereto.

(d)	None of the members of the Group, and to the knowledge of the Group, none of AFSI, ANAF, INSCO or any of the persons listed on Schedule I hereto, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the members of the Group, and to the knowledge of the Group, none of AFSI, ANAF, INSCO or any of the persons listed on Schedule I hereto, has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Except for Michael Bott, Max Caviet, Julian Griffiths, Chris Souter and Jo Spittle, every natural person listed on Schedule I hereto is a citizen of the United States of America. Michael Bott, Max Caviet, Julian Griffiths, Chris Souter and Jo Spittle are citizens of Great Britain.

Item 3.	Source and Amount of Funds or Other Consideration

The funds used by the Group to make the acquisitions of Common Stock reported in this Schedule 13D/A are solely those of each member of the Group. The source of these funds was the private funds or working capital of each member of the Group. No borrowed funds were used to purchase any of the securities described herein.

For diversification purposes, on August 12, 2015, AII transferred in exchange for investments of equivalent value 6,141,502 shares of the Issuer’s Common Stock to certain Group members, all of which are subsidiaries of AFSI. There was no reduction in the aggregate holdings of the Issuer’s Common Stock (12,295,430 shares) by the subsidiaries of AFSI as a result of this transaction.

Item 4.	Purpose of Transaction.

The purpose of this filing is to (i) report the updated beneficial ownership percentage of the Group as a result of an issuance of 11,500,000 shares of the Issuer’s Common Stock completed on August 18, 2015 and (ii) report that AII transferred in exchange for investments of equivalent value shares of the Issuer’s Common Stock to certain affiliates for diversification purposes, and each of these affiliates was added as a member of the Group. Each member of the Group reserves the right to acquire or dispose of additional securities of the Issuer.

CUSIP No. 636220 303	13D	Page 20 of 26 Pages

Each member of the Group intends to continuously evaluate its individual investments in the Issuer and may acquire or dispose of shares of Common Stock, other securities of the Issuer, or loans or other interests in the Issuer. Each member of the Group may hedge all or a portion of its individual investment in the Issuer and enter into derivative transactions relating to the Common Stock or other securities or loans of the Issuer. The Group may work with the Issuer and the Issuer’s financial advisors or with third parties to develop plans and proposals for the Issuer. These plans or proposals may involve or relate to: (i) a merger, consolidation, joint venture or other business combination or extraordinary corporate transaction involving the Issuer or its subsidiaries; (ii) a sale of the Issuer or its subsidiaries; (iii) the disposition in one or more transactions, of the shares of Common Stock held by the Group, including by a spin-off or split-off; (iv) a sale or purchase of assets of the Issuer or its subsidiaries or other similar actions; or (v) one or more of the events set forth in Items 4(a) through (j) of Schedule 13D.

Except as described in the preceding paragraph, none of the members of the Group nor AFSI, ANAF or INSCO, nor to the Group’s knowledge, any of the persons listed on Schedule I hereto currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although any member of the Group, AFSI, ANAF and INSCO and any of the persons listed on Schedule I hereto may, from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date hereof, Michael Karfunkel, Chairman and Chief Executive Officer of the Issuer, beneficially owns 12,593,308 shares of Common Stock, which represents 11.94% of the Issuer’s 105,432,243 outstanding shares of Common Stock as of August 18, 2015. Leah Karfunkel, co-trustee of the Michael Karfunkel Family 2005 Trust (the “Family Trust”), beneficially owns 32,961,262 shares of Common Stock, which represents 31.26% of the Issuer’s 105,432,243 outstanding shares of Common Stock as of August 18, 2015. Barry D. Zyskind is co-trustee of the Family Trust, but has no beneficial ownership over any shares of Common Stock held by the Family Trust.

As of the date hereof, the following shares of Common Stock are beneficially owned by each Group member, reflecting the noted percentage of the Issuer’s 105,432,243 outstanding shares of Common Stock as of August 18, 2015:

AII: 6,153,928 shares of Common Stock, 5.84%

AICK: 52,514 shares of Common Stock, 0.05%

AIIC: 309,976 shares of Common Stock, 0.29%

CIC: 225,368 shares of Common Stock, 0.21%

COIC: 205,123 shares of Common Stock, 0.19%

FNIC: 218,323 shares of Common Stock, 0.21%

DSI: 210,902 shares of Common Stock, 0.20%

ICC: 26,702 shares of Common Stock, 0.03%

MCIC: 52,098 shares of Common Stock, 0.05%

SNIC: 1,098,674 shares of Common Stock, 1.04%

SEQ: 388,063 shares of Common Stock, 0.37%

SIC: 35,595 shares of Common Stock, 0.03%

TIC: 1,573,998 shares of Common Stock, 1.49%

WIC: 1,744,166 shares of Common Stock, 1.65%

The beneficial ownership of certain of the directors and officers of the Group members that are corporate entities is included in Schedule I hereto. Except to the extent noted in this Item 5(a) and in Schedule I hereto, none of the members of the Group that are corporate entities, nor AFSI, ANAF or INSCO, nor to the Group’s knowledge any of the other persons listed on Schedule I hereto beneficially holds any shares of Common Stock.

CUSIP No. 636220 303	13D	Page 21 of 26 Pages

(b)	Each member of the Group has sole voting and dispositive power with respect to the shares of the Issuer’s Common Stock beneficially owned by such member.

(c)	None.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Group members are party to a registration rights agreement with the Issuer pursuant to which the Issuer has agreed to provide these members of the Group with certain rights to require the Issuer to register the members’ shares of Common Stock.

Barry D. Zyskind executed a Limited Power of Attorney as authorized by the Family Trust, pursuant to which Mr. Zyskind appointed Leah Karfunkel as attorney-in-fact to exercise sole and exclusive voting, investment and dispositive power over the shares of Common Stock held in the Family Trust.

Pursuant to a lock-up agreement entered into by members of the Group in connection with the Issuer’s public offering of Common Stock in August 2015, the members of the Group have agreed not to sell their shares of Common Stock until 90 days following August 12, 2015.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.1 – Registration Rights Agreement, dated as of October 16, 2009, and as amended by joinder, by and among National General Holdings Corp., the Michael Karfunkel Family 2005 Trust, Michael Karfunkel, AmTrust International Insurance, Ltd., and AmTrust Insurance Company of Kansas, Inc., Associated Industries Insurance Company, Inc., Comp Options Insurance Company, Inc., CorePointe Insurance Company, First Nonprofit Insurance Company, Developers Surety and Indemnity Company, Indemnity Company of California, Milwaukee Casualty Insurance Co., Security National Insurance Company, Sequoia Insurance Company, Sequoia Indemnity Company, Technology Insurance Company, Inc. and Wesco Insurance Company, as assignee of AmTrust International Insurance, Ltd. (incorporated by reference to Exhibit 4.2 to National General Holdings Corp.’s Registration Statement on Form S-1 (No. 333-190454) filed on August 7, 2013).

Exhibit 99.2 – Limited Power of Attorney, dated July 28, 2015, executed by Barry D. Zyskind (incorporated by reference to Exhibit A to the Schedule 13D/A, dated July 28, 2015, filed by Michael Karfunkel, Leah Karfunkel and AmTrust International Insurance, Ltd.).

Exhibit 99.3 – Joint Filing Agreement, dated as of August 18, 2015, by and among Michael Karfunkel, Leah Karfunkel, AmTrust International Insurance, Ltd., AmTrust Insurance Company of Kansas, Inc., Associated Industries Insurance Company, Inc., Comp Options Insurance Company, Inc., CorePointe Insurance Company, First Nonprofit Insurance Company, Developers Surety and Indemnity Company, Indemnity Company of California, Milwaukee Casualty Insurance Co., Security National Insurance Company, Sequoia Insurance Company, Sequoia Indemnity Company, Technology Insurance Company, Inc. and Wesco Insurance Company.

Exhibit 99.4 – Form of 2015 Lock-Up Agreement entered into by and between each member of the Group and Morgan Stanley & Co. LLC

CUSIP No. 636220 303	13D	Page 22 of 26 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 18, 2015

By:	/s/ Michael Karfunkel
Name:	Michael Karfunkel

By:	/s/ Leah Karfunkel
Name:	Leah Karfunkel

AMTRUST INTERNATIONAL INSURANCE, LTD.

By:	/s/ Stephen Ungar
Name:	Stephen Ungar
Title:	Secretary

AMTRUST INSURANCE COMPANY OF KANSAS, INC.

By:	/s/ Stephen Ungar
Name:	Stephen Ungar
Title:	Secretary

ASSOCIATED INDUSTRIES INSURANCE COMPANY, INC.

By:	/s/ Stephen Ungar
Name:	Stephen Ungar
Title:	Secretary

COMP OPTIONS INSURANCE COMPANY, INC.

By:	/s/ Stephen Ungar
Name:	Stephen Ungar
Title:	Secretary

COREPOINTE INSURANCE COMPANY

By:	/s/ Stephen Ungar
Name:	Stephen Ungar
Title:	Secretary

FIRST NONPROFIT INSURANCE COMPANY

By:	/s/ Stephen Ungar
Name:	Stephen Ungar
Title:	Secretary

CUSIP No. 636220 303	13D	Page 23 of 26 Pages

DEVELOPERS SURETY AND INDEMNITY COMPANY

By:	/s/ Stephen Ungar
Name:	Stephen Ungar
Title:	Secretary

INDEMNITY COMPANY OF CALIFORNIA

By:	/s/ Stephen Ungar
Name:	Stephen Ungar
Title:	Secretary

MILWAUKEE CASUALTY INSURANCE CO.

By:	/s/ Stephen Ungar
Name:	Stephen Ungar
Title:	Secretary

SECURITY NATIONAL INSURANCE COMPANY

By:	/s/ Stephen Ungar
Name:	Stephen Ungar
Title:	Secretary

SEQUOIA INSURANCE COMPANY

By:	/s/ Stephen Ungar
Name:	Stephen Ungar
Title:	Secretary

SEQUOIA INDEMNITY COMPANY

By:	/s/ Stephen Ungar
Name:	Stephen Ungar
Title:	Secretary

TECHNOLOGY INSURANCE COMPANY, INC.

By:	/s/ Stephen Ungar
Name:	Stephen Ungar
Title:	Secretary

WESCO INSURANCE COMPANY

By:	/s/ Stephen Ungar
Name:	Stephen Ungar
Title:	Secretary

CUSIP No. 636220 303	13D	Page 24 of 26 Pages

SCHEDULE I

Name / Common Stock beneficial ownership (if any)	Business Address	Principal Occupation
Michael Bott	7 Reid Street, Suite 400 Hamilton HM 11 Bermuda	Director, SVP and Assistant Secretary of AII

Stephen Brandt	12790 Merit Drive, Suite 200 Dallas, Texas 75251	VP of AICK, MCIC and SNIC

Max Caviet	2 Minster Court, Mincing Lane London EC3R 7BB United Kingdom	Director and President of AII

Harry Crowell	17771 Cowan, Suite 100 Irvine, California 92614	Director of ICC, DSI and INSCO

Richard Dacey	One South Wacker Drive, Suite 2380 Chicago, IL 60606	CFO and Treasurer of FNIC

Donald DeCarlo 5,000 shares Less than 0.01%	1979 Marcus Avenue, Suite 210 Lake Success, NY 11042	Attorney – Law Office of Donald DeCarlo Director of Issuer, AFSI, TIC, WIC, SNIC, AIIC, AICK, MCIC, FNIC, COIC, CIC and ANAF

Susan Fisch	59 Maiden Lane, 43rd Floor New York, NY 10038	Director of AFSI

Melanie Garrison	12790 Merit Drive, Suite 200 Dallas, Texas 75251	VP of AICK, MCIC and SNIC

Julian Griffiths	7 Reid Street, Suite 400 Hamilton HM 11 Bermuda	Director and VP of AII

Abraham Gulkowitz	59 Maiden Lane, 43rd Floor New York, NY 10038	Partner – Brookville Advisory Director of AFSI

James Haan	Carlton Building, 1st Floor 5011 Gate Parkway Jacksonville, FL 32256	Director and President of COIC

Kerry Heitz	903 NW 65th Street Boca Raton, Florida 33487	EVP and Treasurer of AIIC and ANAF Treasurer of COIC and CIC

Stuart Hollander	59 Maiden Lane, 43rd Floor New York, NY 10038	Director of DSI, FNIC, ICC, SNIC, SIC, SEQ, WIC and INSCO

George Karfunkel	126 East 56th Street, 15th Floor New York, NY 10022	Chairman of Sabr Group Director of AFSI

Leah Karfunkel 32,961,262 shares 31.26%	59 Maiden Lane, 38th Floor New York, NY 10038	Private investor

Michael Karfunkel 12,593,308 shares 11.94%	59 Maiden Lane, 38th Floor New York, NY 10038	Chairman, President and CEO of Issuer Chairman of AFSI

Adam Karkowsky	59 Maiden Lane, 43rd Floor New York, NY 10038	EVP, Strategic Development and Mergers & Acquisitions of AFSI Director of DSI, FNIC, ICC and INSCO

Jeffrey Leo 500 shares Less than 0.01%	10B British American Blvd., Airport Park Latham, NY 12110	President and Director of AICK, MCIC and SNIC President of TIC and WIC

Christopher Longo 100 shares Less than 0.01%	800 Superior Ave. E., 21st Floor Cleveland, OH 44114	EVP, Chief Information Officer of AFSI

CUSIP No. 636220 303	13D	Page 25 of 26 Pages

Jeffrey Mayer	59 Maiden Lane, 43rd Floor New York, NY 10038	SVP, Chief Actuary of AFSI Chief Actuary of AICK, AIIC, COIC, CIC, DSI, FNIC, ICC, MCIC, SEQ, SIC, SNIC, TIC and WIC

Jay Miller	430 E. 57th St. New York, NY 10022	Attorney – Law Offices of Jay J. Miller, Esq. Director of AFSI, AICK, AIIC, COIC, CIC, MCIC, SNIC, TIC, WIC and ANAF

Susan M. Moore	17771 Cowan, Suite 100 Irvine, California 92614	SVP, Claims of DSI, ICC and INSCO

Barry Moses	800 Superior Ave. E., 21st Floor Cleveland, OH 44114	VP, Assistant Secretary of AICK, AIIC, COIC, CIC, DSI, FNIC, ICC, MCIC, SEQ, SIC, SNIC, TIC, WIC and ANAF

Thomas O’Brien	401 S. Old Woodward Ave. Ste. 300 Birmingham, Michigan 48009	Assistant Secretary of CIC

Elissa Pacheco	903 NW 65th Street Boca Raton, FL 33427	President and Chief Underwriting Officer of AIIC and ANAF EVP of COIC

Ronald Pipoly	800 Superior Ave. E., 21st Floor Cleveland, OH 44114	VP of AII EVP, Chief Financial Officer of AFSI

David Saks	59 Maiden Lane, 43rd Floor New York, NY 10038	EVP, Chief Legal Officer of AFSI Director of WIC

Joseph Santore	Carlton Building, 1st Floor 5011 Gate Parkway Jacksonville, FL 32256	CEO and President of COIC

Michael Saxon	800 Superior Ave. E., 21st Floor Cleveland, OH 44114	EVP, Chief Operating Officer of AFSI Vice President of AICK, MCIC and SNIC

James Scardino	One South Wacker Drive, Suite 2380 Chicago, IL 60606	President of FNIC

Harry Schlachter 1,000 shares Less than 0.01%	59 Maiden Lane, 43rd Floor New York, NY 10038

SVP, Treasurer of AFSI

VP and Assistant Secretary of AII

Treasurer of AICK, MCIC

Director of AIIC, COIC, CIC, ANAF

Director and Treasurer of DSI, ICC, SIC, SNIC, SEQ and INSCO

Director and VP of FNIC

Treasurer and Assistant Secretary of TIC

Director, Treasurer and Assistant Secretary of WIC

Chris Souter 2,200 shares Less than 0.01%	7 Reid Street, Suite 400 Hamilton HM 11 Bermuda	Director and Assistant Secretary of AII

Jo Spittle	7 Reid Street, Suite 400 Hamilton HM 11 Bermuda	Assistant Secretary of AII

Stephen Ungar	59 Maiden Lane, 43rd Floor New York, NY 10038	SVP, General Counsel and Secretary of AFSI Secretary of AII and TIC Director and Secretary of AICK, AIIC, COIC, CIC DSI, FNIC, ICC, MCIC, SNIC, SEQ, SIC, WIC, ANAF and INSCO

William Walton	31 Upper Ragsdale Monterey, CA 93940	President and Chief Operating Officer of SEQ and SIC

Anita Ward	903 NW 65th Street Boca Raton, Florida 33487	VP of AIIC and ANAF

Phillip Warth	One South Wacker Drive, Suite 2380 Chicago, IL 60606	Director of FNIC

Blaine Williamson	17771 Cowan Ave., Suite 100, Irvine, CA 92614	SVP, Field Operations of DSI, ICC and INSCO

CUSIP No. 636220 303	13D	Page 26 of 26 Pages

Daniel Young	17771 Cowan, Suite 100 Irvine, California 92614	SVP and Chief Underwriting Officer of DSI, ICC and INSCO

Sam Zaza	17771 Cowan, Suite 100 Irvine, California 92614	President of DSI, ICC and INSCO

Barry Zyskind	59 Maiden Lane, 43rd Floor New York, NY 10038	Director of Issuer, AII, TIC, WIC, SNIC, AIIC, SEQ, SIC, AICK, MCIC, FNIC, COIC and ANAF Director, CEO and President of AFSI